FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of October 2015

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Immediate Report filed with the Israeli Securities Authority on October 25, 2015.

Tel Aviv, October 25, 2015 –Elron Electronic Industries Ltd. (TASE: ELRN)  ("Elron") announces, further to Elron's immediate report on April 15, 2015  and further to Section 1.2.3 of Elron's directors' report for the second quarter of 2015  published on August 6, 2015 regarding the diagnostic trial being conducted by Pocared Diagnostics Ltd ("Pocared"), the purpose of which is to examine the efficacy of the first application of the system being developed by Pocared - urinary tract infection diagnosis,  as follows:

As conveyed to Elron by Pocared, the rate of sample collection and data processing is lower than expected according to its business plan and as a result, Pocared is now expected to complete the sample collection for the trial during the month of December 2015 and not as previously reported.

Pocared's above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Pocared's estimations of its sample collection rate potential as of the date of this report, and information existing in Pocared on the date of this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors that may affect this are developments in Pocared's field of operation, failure to obtain regulatory approvals to continue development, failure to meet goals, failure or delay in collecting the number of samples necessary to complete the trial, failure or delay in correcting the defect or the discovery of additional defects in the process,  inability to realize technologies, modifications in technologies, modifications in the business plan, goals and/or strategy, or if any risk associated with the course of the trial and its results occurs.

Pocared is held approximately 55% by Elron.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  October 26, 2015